Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010-3629

Morgan Stanley & Co. LLC

1585 Broadway

New York, N.Y. 10036

China International Capital Corporation
Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

Haitong International Securities Company Limited
22/F Li Po Chun Chambers
189 Des Voeux Road Central, Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

January 7, 2020

Ms. Jacqueline Kaufman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Luckin Coffee Inc. (CIK No. 0001767582)

Registration Statement on Form F-1, as amended (File No. 333-235836)

Dear Ms. Jacqueline Kaufman:

We hereby join Luckin Coffee Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:30 p.m., Eastern Time, on January 9, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that through the date hereof, approximately 1,000 copies of the preliminary prospectus of the Company dated January 7, 2020 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
	Name:	Marc Bernstein
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Holley
	Name:	Robert Holley
	Title:	Vice President

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Qi Shi
	Name:	Qi Shi
	Title:	Managing Director

HAITONG INTERNATIONAL SECURITIES COMPANY LIMITED

By:	/s/ Ho, Kenneth Shiu Pong
	Name:	Ho, Kenneth Shiu Pong
	Title:	Managing Director

[Underwriters Acceleration Request]